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STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

December 23, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Dominic Minore, Division of Investment Management

Re:	The Saratoga Advantage Trust
(File No. 033-79708; 811-08542)

Dear Mr. Minore:

Thank you for your telephonic comments regarding Post-Effective Amendment No. 67 to The Saratoga Advantage Trust’s (the “Trust” or the “Registrant”) registration statement on Form N-1A relating to a portfolio of the Trust, the James Alpha Multi Strategy Alternative Income Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (the “Commission”) on October 30, 2015. The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf.

Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments with respect to the Portfolio and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 68 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 23, 2015 (the “Amendment”).

Prospectus

Comment 1.	Please file a letter responding to these comments from the Staff that incorporates the “Tandy” information via EDGAR.

Response 1. This letter includes the “Tandy” information and will be filed via EDGAR.

Comment 2.	The Portfolio’s investment objective is to seek “to provide long-term capital appreciation as its primary objective, with a secondary objective of providing income for its shareholders.” As of the Portfolio’s fiscal year end at August 31, 2015, the Portfolio had approximately one third of its assets in cash and cash equivalents. Please disclose how the Portfolio’s large position in cash and cash equivalents is consistent with its investment objectives.

Response 2. We respectfully acknowledge your comment; however, we note that the pie chart in the shareholder report notes that 33.2% is held in other industries and cash equivalents. As shown in the Schedule of Investments for the Portfolio included in the shareholder report, a significant percentage of the Portfolio is not held in cash and cash equivalents and it is not expected that the Portfolio will hold large cash and/or cash equivalent positions in the future. Accordingly, we believe the Portfolio’s approach to investing is consistent with its investment objectives.

Comment 3.	In the “Fees and Expenses of the Portfolio” section, please revise footnote 3 to the fee table to reflect that the operating expense limitation agreement is in effect through December 31, 2016. Additionally, please file the revised operating expense limitation agreement as an exhibit to the 485(b) filing.

Response 3. The disclosure has been revised accordingly. We note that the operating expense limitation agreement has previously been filed as an exhibit to the Trust’s registration statement and continues in effect on an annual basis as approved by the Board of the Trust without reexecution.

Comment 4.	In the “Fees and Expenses of the Portfolio” section, footnote 3 to the fee table notes that dividends and interest on short positions are excluded from the operating expense limitation agreement. As of the Portfolio’s fiscal year end at August 31, 2015, the Portfolio had approximately 18% of its assets in securities sold short. Please confirm that the Total Annual Portfolio Operating Expenses (After Expense Waiver/Reimbursement) will include dividends and interest on short positions.

Response 4. The Total Annual Portfolio Operating Expenses (After Expense Waiver/Reimbursement) will include dividends and interest on short positions.

Comment 5.	In the “Principal Investment Strategies” section, the disclosure states that the Portfolio will limit its investments in emerging market securities to 25% of the Portfolio’s assets. Please revise the disclosure to state whether there is a limit on investments in foreign securities.

Response 5. There is no limit on investments in foreign securities. The disclosure has been revised accordingly.

Comment 6.	In the “Principal Investment Risks” section, please include country-specific disclosure if the Portfolio is significantly comprised of the securities of issuers from one or more foreign countries, as applicable.

Response 6. We respectfully acknowledge your comment; however, we note that currently no specific country significantly comprises the Portfolio.

Comment 7.	In “Principal Investment Risks—Real Estate Securities Risk,” the disclosure states: “investments in REITs and foreign real estate companies may involve duplication of management fees and certain other expenses, as the Portfolio indirectly bears its proportionate share of any expenses paid by REITs and foreign real estate companies in which it invests. Such expenses are not reflected in Acquired Fund Fees and Expenses under the Annual Portfolio Operating Expenses section of the above fee table.” Please clarify that such duplicative fees are not reflected in the fee table in any section. Additionally, to the extent that investments in MLPs involve the same or similar duplication of management fees, please revise the MLP risk disclosure in the “Summary of Principal Risks” section for consistency.

Response 7. We have revised the disclosure to note that the duplicative fees are not reflected in the fee table and we have added similar disclosure with respect to MLP investments.

Statement of Additional Information

Comment 8.	In the “Investment of the Trust’s Assets and Related Risks” section, please state whether the Portfolios included in the SAI are diversified or non-diversified.

Response 8. The disclosure states: “The James Alpha Managed Risk Domestic Equity Portfolio and the James Alpha Managed Risk Emerging Markets Equity Portfolio are non-diversified funds within the meaning of the 1940 Act and, as such, such Portfolios' investments are not required to meet certain diversification requirements under the federal securities laws.” The final sentence of this paragraph states: “The other Portfolios discussed in this SAI are diversified funds within the meaning of the

1940 Act.” Accordingly, the Trust respectfully submits that it already includes this disclosure.

Comment 9.	In the “Trustees and Officers” section, as required by Item 17(2)(b)(3)(ii) of Form N-1A, please disclose in chart or narrative form any directorships held during the past five years by each trustee in any company with a class of securities registered pursuant to section 12 of the Securities Exchange Act (15 U.S.C. 78l) or subject to the requirements of section 15(d) of the Securities Exchange Act (15 U.S.C. 78o(d)) or any company registered as an investment company under the Investment Company Act, and name the companies in which the trusteeships were held.

Response 9. The disclosure complies with Item 17(2)(b)(3)(ii) of Form N-1A.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
●	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
●	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss